SECURITIES  AND  EXCHANGE  COMMISSION
                              Washington,  DC  20549

                                   FORM  12b-25

                           Notification  of  Late  Filing

                                            Commission  File  Number:  000-30326
(Check  one)

|X|  Form  10-K  | |  Form 11-K  | |  Form 20-F  | |  Form 10-Q  | |  Form N-SAR

     For  Period  Ended:  January  31,  2000

|  |  Transition  Report  on  Form  10-K
|  |  Transition  Report  on  Form  20-F
|  |  Transition  Report  on  Form  11-K
|  |  Transition  Report  on  Form  10-Q
|  |  Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended  ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: ____________________________

                                     PART  I
                             REGISTRANT  INFORMATION

Full  name  of  registrant:                                       Vsource,  Inc.
Former name if applicable: Interactive Buyers Network International, Ltd. Address of principal executive office: 5740 Ralston Street, Suite 110
City,  State  and  Zip  Code:                        Ventura,  California  93003

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                                     PART  II
                             RULE  12b-25(b)  and  (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|       (b)  The subject annual report,  semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART  III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant has recently acquired a new chief financial officer, new independent auditors, and new securities counsel. These changes in personnel have resulted in unforeseen and unavoidable delays in the preparation and filing of registrant's annual report on Form 10-KSB for the fiscal year ended January 31, 2000, but not beyond the fifteen day period of relief set forth in Rule 12b-25.


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                                    PART  IV

                              OTHER  INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Sandford  T.  Waddell                (805)          677-6720
-----------------------------------  -------------------------------------------
              (Name)                     (Area  Code)     (telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           |X|  YES     |  |  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           |X|  YES     |  |  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates the following changes in results of operations compared to the fiscal year ended January 31, 1999:


                                                  Vsource  and  subsidiaries
                                               Fiscal  year  ended  January  31
                                                           2000            1999
                                                           ----            ----

     Revenue                                         $     3,500         60,527

     Net  income  (loss)                    $        (5,523,294)     (1,760,630)

     Net  income  (loss) per common share     $           (0.40)          (0.17)

Company ceased its sales of software version of its Virtual Source Network (VSN) product in early fiscal 1999. Revenues recorded in fiscal 2000 were final deferred revenues from earlier product licenses. No revenues for new Internet version of VSN were recorded in fiscal 2000.

Increase in net loss reflects increased Research and Development expense, Increased General and Adminstrative expense, and write-off of remaining Goodwill associated with the June 1998 purchase of Wpg.net, Inc.

Increase in net loss per share reflects an increase in average number of common shares outstanding from 10,529,147 to 13,931,634.

                                 Vsource,  Inc.
-------------------------------------------------------------------------------
                 (Name  of  Registrant  as  Specified  in  Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April  28,  2000               By:  /s/  Sandford  Waddell
                                   -------------------------------------------
                                   Sandford  T. Waddell, Chief Financial Officer


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